UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*



                            ExpressJet Holdings, Inc.
                            -------------------------
                                (Name of Issuer)


                     Common Stock, par value $0.01 per share
                     ---------------------------------------
                         (Title of Class of Securities)


                                    30218U108
                                    ---------
                                 (CUSIP Number)


                                 August 31, 2008
                                 ---------------
             (Date of Event Which Requires Filing of this Statement)


           Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

                                [X] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [ ] Rule 13d-1(d)


  *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

  The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------------------------                                   -----------------
CUSIP No.  30218U108                     13G                   Page 2 of 6 Pages
----------------------------                                   -----------------

---------- ---------------------------------------------------------------------
1          NAME OF REPORTING PERSON
           S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

           Quattro Global Capital, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                     5      SOLE VOTING POWER

                            0
                     ------ ----------------------------------------------------
     NUMBER OF       6      SHARED VOTING POWER
      SHARES
   BENEFICIALLY             25,676,095
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING       7      SOLE DISPOSITIVE POWER
      PERSON
       WITH                 0
                      ------ ---------------------------------------------------
                     8      SHARED DISPOSITIVE POWER

                            25,676,095
---------- ---------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           25,676,095
---------- ---------------------------------------------------------------------
10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

           N/A
---------- ---------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           11.8%
---------- ---------------------------------------------------------------------
12         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

     This Schedule 13G is being filed, pursuant to Reg. ss.240.13d-1(b) under the Act, on behalf of Quattro Global Capital, LLC, a Delaware limited liability company (the "Filer"), with respect to the common stock, par value $0.01 per share (the "Common Stock"), of ExpressJet Holdings, Inc., a Delaware corporation (the "Company"). The Filer is the investment manager or adviser to a variety of funds and managed accounts (such funds and accounts, collectively, the "Funds"). The Funds directly own the Common Stock to which this Schedule 13G relates, and by virtue of the authority granted to the Filer to vote and to dispose of the securities held by the Funds, including the Common Stock, the Filer may be deemed to beneficially own such Common Stock.

     On August 11, 2008, Quattro Fund, Ltd. ("QFL"), one of the Funds managed by the Filer, separately filed, pursuant to Reg. ss.240.13d-1(c) under the Act, a statement on Schedule 13G to report beneficial ownership of more than five percent of the Common Stock. As described above, the Filer shares beneficial ownership of securities directly beneficially owned by QFL, and accordingly, the shares of Common Stock reported as beneficially owned by QFL in such Schedule 13G are included in the number of shares of Common Stock reported herein.

Item 1(a)      Name of Issuer:
---------      --------------

               ExpressJet Holdings, Inc., a corporation formed under the laws of the State of Delaware.

Item 1(b)      Address of Issuer's Principal Executive Offices:
---------      -----------------------------------------------

               700 North Sam Houston Parkway West, Suite 200,
               Houston, Texas 77067.

Item 2(a)      Name of Person Filing:
---------      ---------------------

               Quattro Global Capital, LLC (the "Filer").

Item 2(b)      Address of Principal Business Office or, if None, Residence:
---------      -----------------------------------------------------------

               546 Fifth Avenue, 19th Floor, New York, NY 10036.

Item 2(c)      Citizenship:
---------      -----------

               The Filer is organized as a limited liability company under the laws of the State of Delaware.

Item 2(d)      Title of Class of Securities:
---------      ----------------------------

               Common Stock, par value $0.01 per share.

Item 2(e)      CUSIP Number:
---------      ------------

               30218U108.

Item 3         If this statement is filed pursuant to Rules 13d-1(b) or
------         --------------------------------------------------------
               13d-2(b) or (c), check whether the person filing is a:
               -----------------------------------------------------

               (a) [ ] Broker or dealer registered under Section 15 of the
                       Act;
               (b) [ ] Bank as defined in Section 3(a)(6) of the Act;
               (c) [ ] Insurance Company as defined in Section 3(a)(19) of the Act;

               (d) [ ] Investment Company registered under Section 8 of the
                       Investment Company Act of 1940;
               (e) [X] An investment adviser in accordance with
                       ss.240.13d-1(b)(1)(ii)(E);
               (f) [ ] An employee benefit plan or endowment fund in
                       accordance with ss.240.13d-1(b)(1)(ii)(F);
               (g) [ ] A parent holding company or control person in
                       accordance with ss.240.13d-(b)(1)(ii)(G);
               (h) [ ] A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
               (i) [ ] A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940;
               (j) [ ] Group, in accordance with ss.240.13d-1(b)(1)(ii)(J).

Item 4         Ownership:
------         ---------

               The indirect beneficial ownership of Common Stock by the Filer, as of the date of this Schedule 13G, is as follows:

               (a) Amount beneficially owned: 25,676,095
               (b) Percent of class: 11.8%. This percentage is based upon the 216,910,182 shares of Common Stock outstanding as of August 25, 2008, as stated in the Company's Proxy Statement on Schedule 14A filed with the Securities and Exchange Commission on September 4, 2008.
               (c) Number of shares as to which such person has:
                    (i)   Sole power to vote or direct the vote: -0-
                    (ii)  Shared power to vote or direct the vote: 25,676,095
                    (iii) Sole power to dispose or direct the disposition: -0-
                    (iv)  Shared power to dispose or direct the disposition:
                          25,676,095

Item 5         Ownership of Five Percent or Less of a Class:
------         --------------------------------------------

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

Item 6         Ownership of More than Five Percent on Behalf of Another Person:
------         ---------------------------------------------------------------

               Other than as set forth herein, no other person has the right to receive or the power to direct the receipt of dividends from, or proceeds from the sale of, in excess of such securities.

Item 7         Identification  and  Classification  of the Subsidiary Which
------         -------------------------------------------------------------
               Acquired the Security Being Reported on by the Parent Holding
               -------------------------------------------------------------
               Company:
               -------

               Not applicable.

Item 8         Identification and Classification of Members of the Group:
------         ---------------------------------------------------------

               Not applicable.

Item 9         Notice of Dissolution of Group:
------         ------------------------------

               Not applicable.

Item 10        Certification:
-------        -------------

               The Filer hereby makes the following certification:

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.





                         [Signatures on following page]

                                   SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 10, 2008


                                           QUATTRO GLOBAL CAPITAL, LLC


                                           By:  /s/ Andrew Kaplan
                                                --------------------------------
                                                Name:  Andrew Kaplan
                                                Title: Manager




    [SIGNATURE PAGE TO SCHEDULE 13G WITH RESPECT TO EXPRESSJET HOLDINGS, INC.]